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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number

CS China Acquisition Corp.
(Translation of registrant’s name into English)

Room 1708 Dominion Centre, 43-59 Queen's Road East, Wanchai, Hong Kong [Telephone: (646) 383-4832]
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CS CHINA ACQUISITION CORP. (“CS CHINA”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CS CHINA SECURITIES, REGARDING ITS ACQUISITION OF ALL THE OUTSTANDING CAPITAL STOCK OF ASIA GAMING & RESORT , LTD. (“AGRL”), AS DESCRIBED IN THIS REPORT.  THIS REPORT ON FORM 6-K, AS AMENDED, AND THE REPORTS ON FORM 6-K AND FORM 6-K/A PREVIOUSLY FILED BY CS CHINA, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO AND THERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CS CHINA, AGRL AND SPRING FORTUNE INVESTMENT LTD., THE CURRENT PARENT COMPANY OF AGRL, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECIAL MEETING OF CS CHINA STOCKHOLDERS TO BE HELD TO APPROVE THE ACQUISITION.

EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, WHO ACTED AS UNDERWRITERS IN CS CHINA’S INITIAL PUBLIC OFFERING, WILL RECEIVE DEFERRED UNDERWRITING COMMISSIONS TOTALLING $993,600 UPON CONSUMMATION OF THE ACQUISITION.  IF THE ACQUISITION IS NOT CONSUMMATED AND CS CHINA DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION TRANSACTION BY FEBRUARY 11, 2011, SUCH DEFERRED UNDERWRITNG COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE CS CHINA STOCKHOLDERS UPON LIQUIDATION.

STOCKHOLDERS AND WARRANTHOLDERS OF CS CHINA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, CS CHINA’S PROXY STATEMENT IN CONNECTION WITH CS CHINA’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  SUCH PERSONS CAN ALSO READ CS CHINA’S FINAL PROSPECTUS, DATED AUGUST 11, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CS CHINA OFFICERS AND DIRECTORS AND OF EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION.  THE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE ACQUISITION.  STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:  CS CHINA ACQUISITION CORP., ROOM 1708 DOMINION CENTRE, 43-59 QUEEN’S ROAD EAST, WANCHAI, HONG KONG, OR BY CALLING 646-383-4832 IN THE UNITED STATES.  THE PROXY STATEMENT, ONCE AVAILABLE, WILL BE FLED WITH THE SEC UNDER A FORM 6-K AND MAY THEREFORE ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Stock Purchase Agreement

On October 6, 2009, CS China Acquisition Corp. (“CS China”) entered into a Stock Purchase Agreement (the “Agreement”) with Asia Gaming & Resort, Ltd. (“AGRL”) and Spring Fortune Investment Ltd. (the “Shareholder”).  Pursuant to the Agreement, CS China will purchase all of the outstanding shares of AGRL stock from the Shareholder.

On November 10, 2009, CS China and AGRL entered into Amendment No. 1 to the Agreement (the “Amendment”).  Pursuant to the Amendment, the 14,650,000 warrants referred to in the Agreement as “Consideration Warrants” are no longer included as purchase consideration pursuant to Section 1.2 of the Agreement or as incentive consideration pursuant to Section 1.7 of the Agreement and all other references to the Consideration Warrants have been deleted from the Agreement.  In lieu of the 14,650,000 Consideration Warrants, the Shareholder will be issued 4,210,000 shares of CS China common stock after the filing of the 2010 annual report.  Also, Schedule 1.7(a) to the Agreement has been amended to increase the Incentive Targets for 2011 and 2012 to $49,500,000 and above and $58,000,000 and above, respectively, and Exhibit A to the Agreement has been deleted.  A copy of the Amendment is filed as Exhibit 10.1 to this Report.

Investor Presentation

Attached as Exhibit 99.1 to this Report is the form of investor presentation that CS China expects to use in connection with presentations to certain of its securityholders, as well as other persons interested in purchasing securities of CS China, in connection with the transactions contemplated by the Agreement. Such material may be deemed soliciting material in connection with the special meetings of CS China’s stockholders to be held pursuant to the Agreement.

Change in Fiscal Year End

On November 16, 2009, CS China’s Board of Directors changed its fiscal year end from July 31 to April 30.  A Report on Form 20-F will be filed by CS China to cover the transition period from August 1, 2009 to April 30, 2010.  The change in fiscal year end was effectuated in order to complete the transactions contemplated by the Agreement.  As a result of such change, CS China is deemed a foreign private issuer as of October 31, 2009.  Accordingly, in accordance with the rules applicable to foreign private issuers, CS China will be exempt from the rules under the Securities and Exchange Act of 1934 (“Exchange Act”) relating to the furnishing and content of proxy statements.  However, CS China will deliver to its shareholders proxy solicitation materials containing the information it believes would have been required to be provided to shareholders had CS China not been a foreign private issuer but still had a class of equity securities registered under Section 12 of the Exchange Act and CS China will file with the Securities and Exchange Commission a Report of Foreign Private Issuer on Form 6-K that includes a copy of the proxy solicitation material.

Exhibits

Exhibit	Description
10.1	Amendment No. 1 to Stock Purchase Agreement, dated November 10, 2009, among CS China Acquisition Corp., Asia Gaming & Resort, Ltd. and Spring Fortune Investment Ltd.

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2009	CS China Acquisition Corp.
(Registrant)

	By:	/s/James R. Preissler
Chief Financial Officer